Filed by Royal Dutch Petroleum Company

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: Royal Dutch Petroleum Company

Commission File Number: 333-125037

Date: June 10, 2005

June 10, 2005

Dear Benefit Restoration Plan Participant:

Important Notice Concerning Your Rights Under the Benefit Restoration Plan
Blackout Notice

As previously communicated in the letter dated June 1, 2005, the proposed unification (the “Transaction”) of Royal Dutch Petroleum Company (“Royal Dutch”) and The “Shell” Transport and Trading Company, p.l.c. (“Shell Transport”) under a single parent company, Royal Dutch Shell plc, has been announced. As part of the Transaction, Royal Dutch Shell plc is making an offer to acquire all of the issued and outstanding shares of Royal Dutch stock.

The Transaction will affect the Benefit Restoration Plan because the Benefit Restoration Plan includes the Royal Dutch Stock Fund as one of the investment options available to participants. As you are aware, any investment balance you may hold in the Benefit Restoration Plan, including the Royal Dutch Stock Fund, represents a bookkeeping entry that measures Shell
Oil Company’s obligation to you. Holdings represented in the Benefit Restoration Plan are hypothetical, and neither you nor the Benefit Restoration Plan hold actual balances in the
Royal Dutch Stock Fund.

Subject to the approval of the Transaction, your balance (if any) in the existing Royal Dutch Stock Fund will automatically be exchanged for an equivalent number of units in the new Royal Dutch Shell Stock Fund. (You do not need to take any action for this to occur.)

Only the Royal Dutch Stock Fund within the Benefit Restoration Plan will be affected. Your other investment options in the Benefit Restoration Plan will not be affected by the Blackout Period.

IMPORTANT INFORMATION
In order to synchronize the handling of the Benefit Restoration Plan with the handling of the Shell Savings Plans and to ensure that all information is transferred accurately from the Royal Dutch Stock Fund to the Royal Dutch Shell Stock Fund, there will be a period of time when you will be unable to process transactions in the Royal Dutch Stock Fund. This time period, during which you are unable to exercise your rights otherwise available under the plan, is called a “Blackout Period” and is expected to begin during the week of July 10, 2005, and is expected to end during the week of July 17, 2005. During these weeks, you can determine whether the Blackout Period has started or ended by calling the Shell Benefits Service Center 1-800-30 SHELL (1-800-307-4355) and speaking with a Service Representative. The specific Blackout Period dates will be posted on Fidelity NetBenefits® at http://netbenefits.fidelity.com as soon as they are available. The dates will be located in the News section on the right-hand side of the Home Page. The Blackout Period will only affect the Royal Dutch Stock Fund within the

Benefit Restoration Plan. Your other investment options in the Benefit Restoration Plan will not be affected by the Blackout Period.

Whether or not you are planning retirement in the near future, we encourage you to carefully consider how the Blackout Period may affect your retirement planning, as well as your overall financial planning.

During the Blackout Period, you will be unable to direct or diversify assets held in your Royal Dutch Stock Fund account. For this reason, it is very important that you review and consider the appropriateness of your current investments in the Royal Dutch Stock Fund in light of your inability to direct or diversify those investments during the Blackout Period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Individual stock funds, like the Royal Dutch Stock Fund, are more likely to have wide price swings over a short time frame than mutual funds. Therefore, you might have a large loss during the Blackout Period and you would not be able to direct the sale of the Royal Dutch Stock Fund from your account during the Blackout Period. You have the flexibility to help minimize market risk by transferring a portion or all of your account balance in the Royal Dutch Stock Fund to a more conservative investment option, such as the Thrift Fund, prior to the beginning of the Blackout Period.

What Royal Dutch Stock Fund activities will be affected during the Blackout Period?
•
Exchanges - You will be unable to exchange any portion of your balance in the Royal Dutch Stock Fund to another investment option once the Blackout Period begins. You also will not be able to exchange any balance into the Royal Dutch Stock Fund from another investment option once the Blackout Period begins.

•
Account Distributions - Your ability to take account distributions during the Blackout Period will be reduced by the amount of your account invested in the Royal Dutch Stock Fund. All other investment options, except the Royal Dutch Stock Fund, will be available for distributions during the Blackout Period. Should you request a total distribution during the Blackout Period, only that portion of your account that is not invested in the Royal Dutch Stock Fund will be distributed to you. Once the Blackout Period is over, you will have to request a separate distribution of the Royal Dutch Shell Stock Fund to complete a total distribution of your account.

What will happen to contributions during the Blackout Period?
•
Any contributions will continue to be directed to the Royal Dutch Stock Fund during the Blackout Period. They will be invested in the cash portion of the Royal Dutch Stock Fund, which may have an impact on the performance of the Royal Dutch Stock Fund during the Blackout Period.

When can activities resume?
•
Subject to the approval of the Transaction, it is anticipated that the Royal Dutch Shell Stock Fund will open for normal activity during the week of July 17, 2005. Any extension of the period needed to approve the Transaction may extend the Blackout Period. You will receive additional information should an extension be necessary.

The investment objective of the Royal Dutch Shell Stock Fund will remain essentially the same - to replicate the investment return of the Royal Dutch Shell Stock Fund in the Shell Savings Plans, which is to be invested primarily in the stock of Shell Oil Company’s parent company, Royal Dutch Shell plc.

If you have questions, please call the Shell Benefits Service Center at 1-800-30 SHELL (1-800-307-4355). Service Representatives are available business days (excluding New York Stock Exchange holidays) between 7:30 a.m. and 11:00 p.m. Central time. You can also write to the Shell Benefits Service Center, PO Box 770003, Cincinnati, OH 45277-0065.

Shell Benefits Service Center

Royal Dutch Shell plc has filed a registration statement on Form F-4 (including the prospectus) and other documents relating to the exchange offer and will file or furnish to the US Securities and Exchange Commission (the “SEC”) other documents relating to the exchange offer. Royal Dutch Petroleum Company has filed a related solicitation/recommendation statement on Schedule 14D-9 regarding the offer. Each of these documents contains important information relating to the exchange offer and should be carefully reviewed by investors. A free copy of these documents (once filed with the SEC) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell plc, Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c. can be obtained at the SEC's Web site at www.sec.gov or the Royal Dutch Shell plc Web site at www.shell.com/unification. These documents may also be obtained free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

This letter does not constitute an offer, or the solicitation of an offer, pursuant to the Royal Dutch Shell exchange offer referred to above. The exchange offer is not being made in Belgium, France, Italy, Japan and
New Zealand.

Unless otherwise noted, transaction requests confirmed after the close of the market, normally 3:00 p.m. Central time, or on weekends or holidays, will receive the next available closing prices.

The Benefit Restoration Plan is a non-qualified plan. Any account established for you is a bookkeeping entry on Shell Oil Company’s financial statements. There are no assets being held in a trust or escrow account. In the event of a bankruptcy, you will be treated as a general creditor of Shell Oil Company. For more information on the plan, please refer to the plan documents.

The reallocation of assets depends on the timely liquidation of those assets. A delay in liquidation may result in a change to the above noted dates.

The Thrift Fund is not a mutual fund. There is no guarantee that this product will maintain a stable value and the value of a share may vary.

The investment options available through the plan reserve the right to modify or withdraw the exchange privilege.

The Royal Dutch Shell Stock Fund is neither a mutual fund nor a diversified or managed investment option.

Fidelity Investments Institutional Services Company, Inc., 82 Devonshire St., Boston, MA 02109